					EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratio of Earnings to Fixed Charges
Thousands, except per share amount
(Unaudited)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,198	$37,447	$33,605	$34,294	$34,651
Other Interest	1,587	1,937	4,022	4,116	4,648
Amortization of Debt Discount and Expense	1,766	1,503	700	711	716
Interest Portion of Rentals	2,130	1,735	1,551	1,523	1,465
Total Fixed Charges, as defined	$44,681	$42,622	$39,878	$40,644	$41,480
Earnings, as defined:
Net Income	$72,667	$75,122	$69,525	$74,497	$63,415
Taxes on Income	49,462	46,671	40,678	44,060	36,234
Fixed Charges, as above	44,681	42,622	39,878	40,644	41,480
Total Earnings, as defined	$166,810	$164,415	$150,081	$159,201	$141,129
Ratio of Earnings to Fixed Charges	3.73	3.86	3.76	3.92	3.40